UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CNH GLOBAL N.V.

(Name of the Issuer)

FI CBM Holdings N.V.

Fiat Industrial S.p.A

CNH GLOBAL N.V.

Exor S.p.A.

(Names of Persons Filing Statement)

Common Shares, Par Value

€2.25 Per Share

(Title of Class of Securities)

N20935206

(CUSIP Number of Class of Securities)

Derek Neilsen FI CBM Holdings N.V. Basildon Essex SS14 3AD United Kingdom Tel. No.: +44 1268 533000	Pablo Di Si Fiat Industrial S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 011-00-61-111	Richard Tobin CNH Global N.V. 6900 Veterans Boulevard Burr Ridge, Illinois 60527 United States of America Tel: 630-887-2344	Enrico Vellano Exor S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 0115090266

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Scott Miller Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Tel.: 212-558-4000	Roberto Russo Fiat Industrial S.p.A. Via Nizza, 250 10126 Turin Italy Tel: +39 011-00-61-111	Michael Going CNH America LLC 6900 Veterans Boulevard Burr Ridge, Illinois 60527 Tel. No.: 630-887-3766

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a1 through 240.14b2), Regulation 14C (§§240.14c1 through 240.14c101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☒

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$2,824,380,512	$385,245,50

(1)	Estimated solely for the purpose of calculating the registration fee, the transaction value was calculated as follows: (i) (a)161,379,092, the estimated number of ordinary shares of Fiat Industrial S.p.A. (“Fiat Industrial”) held by US investors to be cancelled and exchanged for common shares of FI CBM Holdings N.V. (“DutchCo”), multiplied by (b) €8.53 the average of the high and low prices of the Fiat Industrial ordinary shares on the Mercato Telematico Azionario on May 6, 2013, multiplied by (c) 1.3076, the euro to dollar exchange rate on May 6, 2013, as reported on Bloomberg plus (ii) (a) 24,360,161, the estimated number of common shares of CNH Global N.V. (“CNH”) held by US investors to be cancelled and exchanged for DutchCo common shares, multiplied by (b) $42.10, the average of the high and low prices for the CNH common shares on the NYSE on May 6, 2013.
(2)	Calculated at a rate equal to 0.0001364 multiplied by the transaction value calculated in accordance with (1) above.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $385,245.50	Filing Party: FI CBM Holdings N.V.

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-188600)	Date Filed: May 14, 2013

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Exchange Act, and Rule 13e-3 (d)(3) thereunder, to report the results of the transaction that is the subject of this Transaction Statement.

This Final Amendment is being filed by (i) CNH Industrial N.V. (formerly FI CBM Holding N.V.), a corporation incorporated under the laws of The Netherlands (“CNHI Industrial”), both on behalf of itself and as successor to CNH Global N.V., a corporation incorporated under the laws of The Netherlands and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“CNH” or the “issuer”) and to Fiat Industrial S.p.A., a corporation incorporated under the laws of Italy and affiliate of the issuer within the meaning of Rule 13e-3 (“Fiat Industrial”), and (ii) Exor S.p.A., a corporation incorporated under the laws of Italy, as largest shareholder of CNH Industrial and affiliate of the issuer within the meaning of Rule 13e-3 (“Exor” and, together with CNH Industrial, Fiat Industrial, CNH and Exor, the “Filing Persons”).

ITEM 15. ADDITIONAL INFORMATION.

Item 1011(c) of Regulation M-A:

(c) Other Material Information. This Transaction Statement relates to the merger agreement, dated as of November 25, 2012 (the “merger agreement”), entered into by and among CNH, Fiat Industrial, DutchCo and Fiat Netherlands Holding N.V. (“FNH”).

On July 9, 2013 the extraordinary meeting of the shareholders of Fiat Industrial approved the Merger and on July 23, 2013, the extraordinary meeting of the shareholders of CNH approved the Merger.

Following the expiration of certain creditors opposition periods as provided for under Italian and Dutch law, the satisfaction or waiver of certain other conditions precedent provided under the merger agreement and the execution of the Merger deeds in accordance with Dutch law, the Merger of CNH and Fiat Industrial with and into CNH Industrial became effective on September 29, 2013, in accordance with the terms of the merger agreement, with CNH Industrial continuing as the only surviving corporation.

At the effective time of the Merger each common shares of CNH and Fiat Industrial issued and outstanding immediately prior to the Merger were cancelled and exchanged for CNHI common shares as provided in the merger agreement.

The New York Stock Exchange (the “NYSE”) suspended CNH common shares from trading before the opening of business on September 30, 2013, and on the same date the NYSE filed with the SEC a notification of removal from listing on Form 25 to delist and deregister the CNH common shares.

ITEM 16. EXHIBITS.

Exhibit Number	Description

(a)(1)	Registration Statement on Form F-4 of DutchCo (incorporated by reference to Amendment No. 3 to the Registration Statement on Form F-4 filed with the Securities and Exchange Commission on June 19, 2013.)

(a)(2)	Press Release dated February 25, 2013*

(a)(3)	Press Release dated December 17, 2012*

(a)(4)	Press Release dated November 26, 2011*

(b)	Not applicable

(c)(1)	Opinion of J.P. Morgan Securities LLC dated November 25, 2012 (incorporated herein by reference to Appendix B to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(2)	Opinion of Lazard Frères & Co. LLC dated November 25, 2012 (incorporated herein by reference to Appendix C to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(3)	English translation of the CNH Exchange Ratio Report by Mazars Paardekooper Hoffman N.V. (incorporated herein by reference to Exhibit 99.3 to Amendment No. 1 to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 29, 2013)

(c)(4)	English translation of the Fiat Industrial Exchange Ratio Report by Reconta Ernst & Young S.p.A. (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form F-4 filed by FI CBM Holdings N.V. on May 14, 2013)

(c)(5)	Exchange Ratio Analysis of J.P. Morgan Securities LLC and Lazard Freres & Co. LLC dated August 3, 2012*

(c)(6)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated October 9, 2012*

(c)(7)	Discussion Materials of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC for the Special Committee of the Board of Directors of CNH Global N.V. dated November 11, 2012*

(c)(8)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated November 20, 2012*

(c)(9)	Presentation of J.P. Morgan Securities LLC and Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of CNH Global N.V. dated November 25, 2012*

(c)(10)	Opinion of J.P. Morgan Securities LLC dated October 12, 2012*

(c)(11)	Opinion of Lazard Frères & Co. LLC dated October 12, 2012*

(c)(12)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated April 25, 2012*

(c)(13)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated May 15, 2012*

(c)(14)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated October 14, 2012*

(c)(15)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated October 31, 2012*

(c)(16)	Discussion Materials of Goldman Sachs International for the Board of Directors of Fiat Industrial S.p.A. dated November 19, 2012*

(d)	Merger Agreement (incorporated herein by reference to Appendix A to the Registration Statement on Form F-4 Filed by FI CBM Holdings N.V. on May 14, 2013)

Exhibit Number	Description

(f)	Dissenters’ rights of appraisal are described under the caption “Special Factors— Dissenters’, Appraisal, Cash Exit or Similar Rights” included in the Amendment No. 2 to the Registration Statement on Form F-4 filed concurrently with this Transaction Statement with the Securities and Exchange Commission and incorporated herein by reference.

(g)	Not applicable

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

CNH Industrial N.V.

By:	/s/ Massimiliano Chiara
	Name:	Massimiliano Chiara
	Title:	Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

CNH Industrial N.V. (as a successor to CNH Global N.V. )

By:	/s/ Massimiliano Chiara
	Name:	Massimiliano Chiara
	Title:	Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

CNH Industrial N.V. (as a successor to Fiat Industrial S.p.A.)

By:	/s/ Massimiliano Chiara
	Name:	Massimiliano Chiara
	Title:	Chief Financial Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2013

EXOR S.p.A.

By:	/s/ John Elkann
	Name:	John Elkann
	Title:	Chairman and Chief Executive Officer